FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 1 of 11
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                    CBD announced first quarter 2002 results

Sao Paulo, Brazil, April 29, 2002 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), today announced 1st quarter 2002 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.


--------------------------------------------------------------------------------
V    Gross Sales grow 8.5% in the first quarter of 2002, totaling R$2.5 billion;

V Net Sales reach R$2.1 billion in the first quarter, a 9.0% growth compared to the same period in 2001;

V Same store sales grow 1.1% in the quarter, indicating a positive tendency for the 2nd quarter;

V Gross income grows 9.9% in the period and gross margin reaches 27.9%, compared to a 27.6% margin in the same period of the previous year;

V EBITDA grows 14.6%, reflecting efficiency gains in purchases and in category management;

V    Net Income grows 7.3%, reaching R$55.8 million.
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

Companhia Brasileira de Distribuicao (CBD) operates 438 stores in 11 Brazilian states through four different formats: supermarkets (Pao de Acucar and Barateiro divisions), hypermarkets (Extra), and electronic products/home appliances stores (Eletro).

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

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 2 of 11
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Comments on Sales Performance

Gross Sales             Gross sales of Companhia Brasileira de Distribuicao
reached                 totaled R$2,535.6 billion, representing an 8.5% growth
R$2.5 billion           compared to the same period in the previous year. In the
                        first quarter of 2002, sales grew 9.0% compared to the same period in 2001, totaling R$2.149,7 million and reaching the mark of 92.5 million of tickets (a 6.5% growth compared to 2001).
                        CBD's same store net sales increased by 1.1% compared to the first quarter of 2001. The month of March was the highlight of the quarter, a period in which the Company registered a 7.1% growth, stimulated by the favorable positioning of Easter (in 2001 it occurred in April).


Net Sales Performance per Division - Consolidated*

Variation 2002/2001 (%)


                               [GRAPHIC OMITTED]

             Jan/01  Feb/01  Mar/01  Apr/01  May/01  Jun/01  Jul/01  Aug/01  Sept/01  Oct/01  Nov/01  Dec/01  Jan/02  Feb/02  Mar/02
             ------  ------  ------  ------  ------  ------  ------  ------  -------  ------  ------  ------  ------  ------  ------
Same stores    1.1%    3.1%    0.7%    1.9%   -0.1%   -2.5%   -9.9%   -5.8%   -4.9%    -6.6%   -3.5%   -2.8%   -1.4%   -2.8%   7.1%

Total stores  19.1%   22.9%   20.2%   14.4%    6.6%    4.0%   -6.7%   -4.8%   -3.0%    -3.6%    2.8%    4.1%    5.9%    4.8%  15.7%

* Same store sales figures include only stores that have been operating for at least 12 months.
If deflated by IPCA, 1st quarter 2002 sales presented a 1.2% performance for total store sales (9.0% in nominal terms) and -8.9% for same store sales (1.1% in nominal terms).

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 3 of 11
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Barateiro Division      Barateiro presented the best performance of all the
has the best            CBD's Divisions, reflecting the success of the re-launch
performance             of this format in October 2001. In the 1st quarter of
                        2002, it was already possible to see the positive effects of this format's new positioning, which has become more compatible with the needs of low purchasing power consumers. We highlight the following important differences between today's Barateiro and the Barateiro of one year ago: stores with renewed visual communication, bigger assortment of products, a new line of private brand products, improvements in the customer service and loyalty, and credit actions carried out through the Clube Barateiro card (more than 400 thousand users since October 2001).


Sales of electronic     The 1st quarter of 2002 was still marked by a retraction
products and home       in sales of electronic products and home appliances,
appliances              which negatively affected the performances of the Extra
negatively impacted     and Eletro formats. It is important to mention that, in
the performance of      addition to a retracted market, the 1st quarter of 2001
the Extra and           had been extremely favorable to this segment (growth
Eletro Divisions        rates above 30%), which generated a strong comparative
                        basis for these two Divisions.

                        The Pao de Acucar format continued to benefit from the stability of the consumption patterns of its target customers and from the high concentration of food products in its sales mix. It is important to highlight the correct strategy of offering high-level services to its customers, through a constant search for innovations and through loyalty actions with the Pao de Acucar Mais card.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 4 of 11
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Comments on the Results

Gross Margin            In the 1st quarter of 2002, CBD registered a gross
reached 27.9%           income of R$599.6 million, which represented a 9.9%
                        growth compared to the same period in 2001. The quarter's gross margin reached R$27.9%, compared to 27.6% in the same period of 2001, reflecting an increase in the presence of food products and a decrease in the participation of electronic products in the Company's sales mix, as well as gains in negotiations with suppliers and in category management.

Reduction in            The operating expenses totaled R$422.6 million
General and             (including R$1.4 million of pre-operating expenses) or
Administrative          19.7% of net sales, compared to R$391.1 million or 19.8%
Expenses                of net sales in the 1st quarter of 2001. The EBITDA in
                        the period totaled R$177.0 million, growing 14.6% compared to the same period in the previous year, above the 9.0% growth registered in the quarter's net sales.

EBITDA Margin           The EBITDA margin reached 8.2%, superior to the 7.8%
of 8.2%                 margin registered in the 1st quarter of 2001. This
                        improvement in the Company's operating performance reflects a bigger dilution of operating expenses, mainly those related to personnel and advertising, as well as the efforts directed by the Company in 2001 towards the rationalization of the administrative expenses in general.

Financial Result        The Company registered a negative net financial result
                        of R$12,6 million in the period, compared to a positive result of R$2.4 million in the same period of 2001, reflecting, mainly, the weak performance of the electronic products segment and the consequent lower volume of credit sales. Installment sales represented
                        3.4% of total sales, compared to 5.9% in the first quarter of 2001.
                        In the financial expenses line, R$4.9 million referring to expenses with CPMF were registered. In the 1st quarter of 2001, expenses with CPMF totaled R$10.0 million and were still registered in the tax and charges line.
                        The currency variation expense in the amount of R$4.5 million refers to the amortization of part of the currency loss deferred in the first quarter of 1999.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 5 of 11
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Net Income              Net income in the 1st quarter of 2002 was R$55.8
grows 7.3%              million, compared to R$52.0 million in the same period
                        of 2001 (a 7.3% growth). Net income per thousand shares totaled R$0.49, compared to R$0.48 in the 1st quarter of 2001.

Investments total       In the 1st quarter of 2002 the investments made by CBD
R$86.9 million          totaled R$86.9 million, compared to R$134.9 million in
                        the same period of 2001, directed mainly to: (i) the opening of one Barateiro store; (ii) the construction of new supermarket stores; (iii) the construction of 3 hypermarkets (one of them was inaugurated in April 2002 in Maua - Sao Paulo); (iv) land acquisitions; (v) the remodeling of one Pao de Acucar store and 3 Barateiro stores and (vi) the beginning of the conversion of the stores acquired from the ABC chain.

Stores by Division

                   --------------------------------------------------------  -----------------------------
                     Pao de                                                   Sales area        No. of
                     Acucar     Extra     Eletro    Barateiro      CBD           (m2)          Employees
---------------------------------------------------------------------------  -----------------------------
03/31/01              185         53        64         111         413          811,696         49,350
Open                   1          -          -          3            4
Close                 (2)         -          -                     (2)
Converted              -          -          -          -           -
06/30/01              184         53        64         114         415          808,161         48,035
Open                   1          1          1          2            5
Close                 (2)         -         (3)        (2)         (7)
Converted             (2)        (1)         -          2          (1)
09/30/01              181         53        62         116         412          813,246         46,642
Open                   2          2          -          26          30
Close                  -          -          -          -           -
Converted            (8)+1        -          -          8           1
12/31/01              176         55        62         150         443          866,280         52,060
Open                   -          -          -          1           1
Close                  -          -         (4)        (2)         (6)
Converted              -          -          -          -           -
---------------------------------------------------------------------------  -----------------------------
03/31/02              176         55        58         149         438          858,515         51,128
----------------------------------------------------------------------------------------------------------

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

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 6 of 11
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

--------------------------------------------------------------------------------------
                                                              1st Quarter
                                              ----------------------------------------
                R$ thousand                       2002            2001          %
--------------------------------------------------------------------------------------

Net Sales Revenue                                 2,149,684       1,973,062      9.0%

Cost of Sales                                   (1,550,128)     (1,427,536)      8.6%

Gross Profit                                        599,556         545,526      9.9%

Operating Income (Expenses)
     Selling Expenses                             (342,021)       (316,193)      8.2%
     General and Administrative                    (80,559)        (74,898)      7.6%

Total Operating Expenses                          (422,580)       (391,091)      8.1%

Earnings before interest, taxes,
depreciation and amortization -EBITDA               176,976         154,435     14.6%
     One-time Restructuring costs                         -               -         -

Depreciation                                       (59,812)        (52,987)     12.9%
Amortization                                       (27,243)        (17,356)     57.0%

Earnings before interest and taxes - EBIT
                                                     89,921          84,092      6.9%

Taxes and Charges                                  (12,865)        (21,848)    -41.1%

Financial Income                                    105,831         101,828      3.9%
Financial Expense                                 (113,926)        (94,965)     20.0%
Currency Variation                                  (4,477)         (4,477)      0.0%
        Net Financial Income (Loss)                (12,572)           2,386         -
        ---------------------------

Equity Income                                       (1,099)               -         -
Operating Income (Loss)                              63,385          64,630     -1.9%

Non-Operating Results                                   509           1,146    -55.6%

Income (Loss) Before Income Tax                      63,894          65,776     -2.9%

 Income Tax                                         (8,097)        (13,795)    -41.3%
--------------------------------------------------------------------------------------
Net Income (Loss)                                    55,797          51,981      7.3%

Net Income (Loss) per 1.000 shares                     0.49            0.48      1.9%

N(0)of shares (thousand) at the end of the      113,061,139     107,374,034      5.3%
period
--------------------------------------------------------------------------------------
               % of Net Sales

Gross Profit                                          27.9%           27.6%

Total Operating Expenses                             -19.7%          -19.8%
    Selling Expenses                                 -15.9%          -16.0%
    General and Administrative                        -3.7%           -3.8%

EBITDA                                                 8.2%            7.8%

Depreciation                                          -2.8%           -2.7%
Amortization                                          -1.3%           -0.9%

EBIT                                                   4.2%            4.3%
Taxes and Charges                                     -0.6%           -1.1%
Net Financial Income (Expense)                        -0.6%            0.1%

Income Before Income Tax                               3.0%            3.3%

Income Tax                                            -0.4%           -0.7%

Net Income (Loss)                                      2.6%            2.6%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 7 of 11
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

-----------------------------------------------------------------------------------------------------------------
                        R$ thousand                       1st Quarter/02     4th Quarter/01     1st Quarter/01
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets                                                2,880,501          2,886,731          2,332,816
     Cash and Banks                                             116,536            137,418             58,967
     Short-Term Investments                                     922,005            910,671            513,725
     Accounts Receivable                                      1,020,618            975,587            847,086
           Installment Sales                                    267,753            301,834            400,741
           Post-Dated Checks                                     84,874            106,359            103,665
           Credit Card and Other                                699,029            609,157            381,197
           Allowance for Doubtful Accounts                     (31,038)           (41,763)           (38,517)
     Inventories                                                633,234            686,103            763,380
     Advances to suppliers and employees                          6,602             23,307             18,907
     Other Credits                                              181,506            153,645            130,751
Long Term Receivables                                           442,254            411,956            298,066
     Deferred Income Tax                                        122,880            105,067             73,080
     Long Term Receivables                                      233,132            223,798            151,050
     Other Credits                                               86,242             83,091             73,936
Permanent Assets                                              3,976,739          3,982,452          3,690,440
    Investments                                                 122,173            123,884             92,242
     Properties and Equipment                                 3,034,131          3,006,413          2,730,907
     Deferred Charges                                           820,435            852,155            867,291
           Goodwill                                             664,558            677,088            664,351
           Currency variation                                    17,911             22,388             35,820
           Pre-operating expenses                               137,966            152,679            167,120
                        TOTAL ASSETS                          7,299,494          7,281,139          6,321,322
                        ------------
LIABILITIES
Current Liabilities                                           2,230,136          2,380,520          1,896,106
     Suppliers                                                  676,985            813,525            655,413
     Loans and Financing                                      1,255,407          1,241,594            846,188
           Domestic Currency                                  1,228,992          1,216,955            818,434
           Foreign Currency                                      26,415             24,639             27,754
     Payable on Purchase of Assets                               23,521             35,207             91,515
     Debentures                                                  20,731             12,984             24,986
     Taxes                                                       43,335             40,350             23,412
     Salaries and Payroll Charges                                95,277            101,267             81,862
     Dividends                                                   60,774             60,774             80,135
     Interest on own capital                                          -                  -             41,357
     Others                                                      54,106             74,819             51,238
Long Term Liabilities                                         1,609,671          1,496,729          1,410,552
     Financing                                                  773,098            734,079            495,157
           Domestic Currency                                    728,349            682,417            430,669
           Foreign Currency                                      44,749             51,662             64,488
     Payable on Purchase of Assets                               23,905             27,217             39,566
     Debentures                                                 121,004            124,141            305,500
     Deferred Income Tax                                          8,428                133              5,824
     Provision for Income Tax                                    94,015             89,048             77,404
     Provision for Contingencies                                589,221            522,111            442,790
Capitalizable Funds                                                                                    44,311
     Interest on own capital                                                                           44,311
Shareholders' Equity
     Capital                                                  2,252,361          2,252,361          2,001,113
     Capital Reserves                                           348,292            348,292            348,292
     Profit Reserves                                            859,034            803,237            665,259

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 8 of 11
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
-----------------------------------------------------------------------------------------------------------------
                        R$ thousand                       1st Quarter/02     4th Quarter/01     1st Quarter/01
-----------------------------------------------------------------------------------------------------------------
Total of Shareholders' Equity                                 3,459,687          3,403,890          3,014,664
-----------------------------
Total Capitalizable and Shareholders' Equity                  3,459,687          3,403,890          3,058,975
--------------------------------------------
                     TOTAL LIABILITIES                        7,299,494          7,281,139          6,321,322
                     -----------------
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                    Page 9 of 11
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Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     ---------------------------------------------------------  ------------
1st QUARTER               2002            %           2001            %           Var.(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              692,805       32.2%        655,848         33.2%          5.6%
Extra                    1,000,951       46.6%        966,519         49.0%          3.6%
Barateiro*                 375,307       17.5%        245,333         12.4%         53.0%
Eletro                      80,620        3.8%        105,362          5.4%        -23.5%
------------------------------------------------------------------------------  ------------
CBD                      2,149,684      100.0%      1,973,062        100.0%          9.0%
------------------------------------------------------------------------------  ------------

* Includes the ABC Supermercados chain from November 2001 onwards


Data per Division on March 31, 2002

                                --------------------------------------------------------------
                                      #               #             #          Sales area
                                  Checkouts       Employees      Stores           (m2)
                                --------------------------------------------------------------
Pao de Acucar                       2,211          14,765          176           218,917
Extra                               2,792          17,717           55           421,313
Barateiro                           1,706           8,321          149           179,285
Eletro                                179             812           58            39,000
----------------------------------------------------------------------------------------------
Total Stores                        6,888          41,615          438           858,515
----------------------------------------------------------------------------------------------
Headquarters                                        3,048
----------------------------------------------------------------------------------------------
Loss prevention (security)                          3,288
----------------------------------------------------------------------------------------------
Distribution Centers                                3,177
----------------------------------------------------------------------------------------------
CBD                                 6,888          51,128          438           858,515
----------------------------------------------------------------------------------------------

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

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                   Page 10 of 11
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Productivity Indexes*
In R$ thousand - Nominal (Corporate Law)


Sales per m2/month
                     ---------------------------------------
                        1Q/02        1Q/01       Var (%)
------------------------------------------------------------
Pao de Acucar           1,056           960        10.0%
Extra                    792            776         2.1%
Barateiro                701            634        10.6%
Eletro                   676            861       -21.5%
------------------------------------------------------------
CBD                      836            809         3.3%
------------------------------------------------------------

Sales per employee/month
                     ---------------------------------------
                        1Q/02        1Q/01       Var (%)
------------------------------------------------------------
Pao de Acucar          15,612        15,216         2.6%
Extra                  18,962        17,969         5.5%
Barateiro              16,242        14,848         9.4%
Eletro                 31,681        24,249        30.6%
------------------------------------------------------------
CBD                    17,156        16,754         2.4%
------------------------------------------------------------

Average Ticket
                     ---------------------------------------
                        1Q/02        1Q/01       Var (%)
------------------------------------------------------------
Pao de Acucar           18.6           17.0         9.4%
Extra                   36.2           36.1         0.3%
Barateiro               12.8           11.6        10.3%
Eletro                  271.9         225.4        20.6%
------------------------------------------------------------
CBD                     23.2           22.7         2.2%
------------------------------------------------------------

Sales per Checkout/month
                     ---------------------------------------
                        1Q/02        1Q/01       Var (%)
------------------------------------------------------------
Pao de Acucar          104,448       90,647        15.2%
Extra                  119,462      114,939         3.9%
Barateiro              73,837        63,651        16.0%
Eletro                 147,047      211,570       -30.5%
------------------------------------------------------------
CBD                    103,873       98,671         5.3%
------------------------------------------------------------
* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.


Sales Breakdown (% of net sales)

                         -------------------------------------------------------------------------------
                            2000     1st Q/01   2nd Q/01   3rd Q/01   4th Q/01     2001      1st Q/02
--------------------------------------------------------------------------------------------------------
Cash                       53.9%      53.7%      53.5%      53.8%      53.4%       53.6%       53.5%
Credit Card                26.9%      28.0%      28.7%      29.2%      30.4%       29.1%       31.1%
Food Voucher                6.2%       6.1%       6.2%       6.4%       6.4%        6.3%        6.8%
Credit                     13.0%      12.2%      11.6%      10.6%       9.8%       11.0%        8.6%
    Post-Dated Checks       6.8%       6.3%       6.7%       6.3%       5.6%        6.2%        5.2%
    Installments            6.2%       5.9%       4.9%       4.3%       4.2%        4.8%        3.4%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                              1st Quarter 2002 Results
                                                                   Page 11 of 11
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CONVERTIBLE DEBENTURES

Conversion of Debentures into Preferred Shares

--------------------------------------------------------------------------------
                         Common Shares       Preferred Shares        Total
                          (thousand)            (thousand)         (thousand)
--------------------------------------------------------------------------------
12/31/2000                62,858,755           44,513,279          107,372,034
--------------------------------------------------------------------------------
      2nd issue                                     2,000
03/31/2001                62,858,755           44,515,279          107,374,034
--------------------------------------------------------------------------------
   2nd issue                                    4,171,492
   4th issue                                        1,179
   Capital increase          612,056              310,993
06/30/2001                63,470,811           48,998,943          112,469,755
--------------------------------------------------------------------------------

09/30/2001                63,470,811           48,998,943          112,469,755
--------------------------------------------------------------------------------
Capital increase                                  591,385*
12/31/2001                63,470,811           49,590,328          113,061,139
--------------------------------------------------------------------------------

03/31/2002                63,470,811           49,590,328          113,061,139
--------------------------------------------------------------------------------
* stock option plan

------------------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO                    THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                     Doris Pompeu
Investor Relations Manager                              Phone: 55 (11) 3848 0887 ext. 208
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677         E-mail: doris.pompeu@thomsonir.com.br
Email: pa.relmerc@paodeacucar.com.br

------------------------------------------------------------------------------------------------
                   Website: http://www.grupopaodeacucar.com.br

--------------------------------------------------------------------------------
The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: April 29, 2002             By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director